UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCANSOURCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value

(Title of Class of Securities)

806037107

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

John J. Ellsworth Secretary and General Counsel SCANSOURCE, INC. 6 Logue Court Greenville, South Carolina 29615 (864) 288-2432	Copies to: Gary C. Ivey, Esq. Alston & Bird LLP 101 S. Tryon Street, Suite 4000 Charlotte, North Carolina 28280-4000 (704) 444-1090

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Item 12.	Exhibits

99(a)(1)(B)	Email Communications to Certain Optionees regarding Option Repricing Meetings, dated November 6, 2007

INDEX OF EXHIBITS

Exhibit Number	Description

99(a)(1)(B)	Email Communications to Certain Optionees regarding Option Repricing Meetings, dated November 6, 2007